FRANKLIN MINING, INC.

214 W Bandera Rd. 114 459

Boerne, TX 78006

JANUARY 26, 2022

VIA EDGAR

Attorney Arthur Tornabene-Zalas

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Re: Franklin Mining, Inc.

Offering Statement on Form 1-A: Request for Qualification

File No. 024-11771

Dear Mr. Tornabene-Zalas:

Franklin Mining, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Friday, January 28, 2022, or as soon as practicable thereafter. Pursuant to your request, we confirm that at least one state has advised us that it is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ William Petty William Petty CEO